                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                    SHELTER PROPERTIES VI LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation* $14,727,231.90            Amount of Filing Fee: $2,945.45
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 26,165 units of limited partnership interest of the subject partnership for $562.86 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $2,601.43         Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed:     November 17, 1999



                         (Continued on following pages)

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          AIMCO PROPERTIES, L.P.
          84-1275721

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC, BK

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e))                                                  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               8,357

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED VOTING POWER

               8,357

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               8,357

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES                                                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 19.55%

14.  TYPE OF REPORTING PERSON

          PN

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          AIMCO-GP, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e))                                                  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               8,357

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED VOTING POWER

               8,357

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               8,357

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES                                                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 19.55%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          APARTMENT INVESTMENT AND MANAGEMENT COMPANY
          84-129577

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e))                                                  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               23,268

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED VOTING POWER

               23,268

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               23,268

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES                                                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 54.43%

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 17 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Shelter Properties VI Limited Partnership (the "Partnership"); and (b) Amendment No. 17 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 1995, by SP I Acquisition, L.L.C., ("SP I Acquisition") and Insignia Financial Group, Inc. ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on June 14, 1995, by SP I Acquisition and Insignia;
(ii) Amendment No. 2, filed with the Commission on June 21, 1995, by SP VI Acquisition, L.L.C. ("SP VI Acquisition") and Insignia; (iii) Amendment No. 3, filed with the Commission on July 3, 1995, by SP VI Acquisition and Insignia;
(iv) Amendment No. 4, filed with the Commission on November 27, 1995, by SP VI Acquisition and Insignia; (v) Amendment No. 5, filed with the Commission on April 25, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and SP VI Acquisition; (vi) Amendment No. 6, filed with the Commission on June 20, 1997, by IPLP, IPT and Insignia; (vii) Amendment No. 7, filed with the Commission on July 21, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia, IPLP, IPT and Andrew L. Farkas; (viii) Amendment No. 8, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas; (ix) Amendment No. 9, filed with the Commission on August 24, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew
L. Farkas; (x) Amendment No. 10, filed with the Commission on September 24, 1998, by Cooper River, IPLP, IPT and Andrew L. Farkas; (xi) Amendment No. 11, filed with the Commission on October 26, 1998, by Cooper River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xii) Amendment No. 12, filed with the Commission on November 17, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 1, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO-OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on August 6, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xvi) Amendment No. 16, dated December 16, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York time, on Thursday, December 30, 1999, the offer expired pursuant to its terms. A total of 7,109 Units, representing approximately 16.63% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $562.86 per Unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000

                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President